

Mail Stop 3561

June 1, 2016

<u>Via E-mail</u>
Jesse Geiger
Chief Financial Officer
Medpace Holdings, Inc.
5375 Medpace Way
Cincinnati, Ohio 45227

> **Re: Medpace Holdings, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 25, 2016**
> **CIK No. 0001668397**

Dear Mr. Geiger:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Business</u>

<u>Our Services, page 94</u>

1.   We note your response to comment 2. Please revise pages 94-96 to (1) more clearly address your laboratory services, including the difference between laboratory only offerings and services performed as "a component of a full service clinical development arrangement," and (2) indicate, consistent with your response, that laboratory only services are immaterial.

You may contact Raj Rajan at (202) 551-3388 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Suellentrop at (202) 551-4256 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Steven Ewald
General Counsel, Corporate Secretary